METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635
November 17, 2010
Via EDGAR
The Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attn: Daniel L. Gordon, Branch Chief
           Jonathan Wiggins, Staff Accountant

Re:	Transcontinental Realty Investors, Inc. (Commission File No. 001-09240; CIK No. 0000733590) — Form 10-K for the fiscal year ended December 31, 2009; Form 10-Q for the fiscal quarter ended March 31, 2010
Ladies and Gentlemen:
     On behalf of Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of TCI in response to a letter of comment from the Staff of the Securities and Exchange Commission dated October 28, 2010. Schedule 1 annexed to this letter contains the response to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.
     This letter is being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, Executive Vice President and Chief Financial Officer of TCI at 469-522-4238 direct.

Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

cc:	Gene S. Bertcher
Executive Vice President and Chief Financial Officer
Transcontinental Realty Investors, Inc.
1800 Valley View Lane, Suite 300
Dallas, Texas 75234

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated October 28, 2010 with respect to
Form 10-K for the fiscal year ended December 31, 2009 and
Form 10-Q for the quarter ended March 31, 2010
Transcontinental Realty Investors, Inc.
Commission File No. 001-09240
_________________
     The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated October 28, 2010 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2009 and Form 10-Q for the quarter ended March 31, 2010 of Transcontinental Realty Investors, Inc. (the “Company” or “TCI”). For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text of each instrument where applicable.
Form 10-K for the Year Ended December 31, 2009
Significant Real Estate Acquisitions/Dispositions and Financings, page 6
     Comment/Observation No. 1. We note your response to prior comment 1 in our letter dated August 5, 2010. Please tell us how you determined that each of the acquirers listed is an entity under common control. Refer to paragraphs 46 through 49 of ASC 360-20-40. In addition, please tell us how you determined that these transactions have not been material to the financial statements for purposes of disclosure under Item 404(a) of Regulation S-K.
     Response to Comment/Observation No. 1. The 2009 property sales to related parties were to entities which might be deemed to have under common control as all of the buyers have significant common owners with TCI (the seller). Additionally, no ownership interest was retained by TCI (the seller). These two factors each preclude the use of the partial sale accounting provisions of ASC 360-20-40 paragraphs 46 thru 49. It is believed that any information regarding the sales beyond that provided in the table of the response dated September 1, 2010 is not material under Item 404(a). In light of your additional comments, we propose to provide disclosure similar to the following in future filings for property sales that meet the disclosure requirements of Item 404(a).
In April 2009, we sold the Cullman Shopping Center, a 92,500 square foot facility located in Cullman, Alabama to Liberty Bankers Life Insurance Company, an entity with some under common control via common owners as the Company, for a sales price of $4.0 million. We received $3.0 million in cash after paying off the existing debt of $1.0 million. Since the project was sold to a party under common control the gain of $1.9 million was deferred and will be recorded upon sale of the property to a third party.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
Expenses, page 32
     Comment/Observation No. 2. We note your response to prior comment 3. Please tell us how you determined that the difference between the policy adopted January 1, 2010, and the prior policy is not material to the quarterly and annual financial statements of the respective periods.
     Response to Comment/Observation No. 2. We used the guidance contained in SEC Staff Accounting Bulletin No. 99 to evaluate the effect of any differences between the asset capitalization policies before and after January 1, 2010. The change in asset capitalization policy did not result a material quantitative difference for any quarterly or annual period. In addition, the policy change did not result in a change in earnings trend, covenant compliance, regulatory compliance or a change in management compensation or other calculated costs. There are no other qualitative materiality criteria to be considered in this circumstance. Therefore, the change in asset capitalization policy did not result in a material difference to the December 31, 2009 Form 10-K or March 31, 2010 Form 10-Q.
Consolidated Statements of Shareholders’ Equity, page 44
     Comment/Observation No. 3. We note your response to prior comment 7 and reissue the comment in part. Please provide your proposed disclosure of the detail related to the changes in non-controlling and controlling interests.
     Response to Comment/Observation No. 3. Please see the attached Exhibit A for the Consolidated Statement of Shareholders’ Equity and Exhibit B for the Consolidated Statements of Cash Flows from the Company’s Form 10-Q for September 30, 2010 filed November 12, 2010 for our disclosures of the detail related to the changes in non-controlling and controlling interests.
Directors, Executive Officers and Corporate Governance, page 85
     Comment/Observation No. 4. We note your response to prior comment 9. Please note that Item 401(e) of Regulation S-K now requires you to briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that each individual should serve as director. Please provide us with such disclosure and confirm you will provide similar disclosure in future filings.
     Response to Comment/Observation No. 4. The following specific experience, qualifications, attributes or skills led to the conclusion that each of the following individuals should serve as a director:

Henry A. Butler	Over 35 years experience in land sales and management in the Dallas/Fort Worth Metropolitan area including for affiliates of the Company but which experience uniquely qualifies Mr. Butler to serve as a director of the Company which is often involved in land acquisition and sales.

Sharon Hunt	Several years experience in management and sales of residential real estate which is an integral part of the business of the Company led to the conclusion that Ms. Hunt should serve as a director of the Company.

Robert A. Jakuszewski	Several years experience in sales and management of diversified portfolios of products principally in the Chicago, Illinois Metropolitan area which led to the conclusion that he should serve as a director of the Company.

Ted R. Munselle	Certified public accountant for over 33 years principally in the audit side of the accounting industry which uniquely qualifies him to have the ability to draw on those experiences in leading the oversight of the accounting and auditing function of the Company.
In future filings the Company will provide similar disclosure.
Executive Compensation, page 92
     Comment/Observation No. 5. We note your response to prior comment 10. Please note that our comment requested disclosure pursuant to Item 402(k) of Regulation S-K. Considering you have provided your directors compensation in the amount of $30,000 per year plus reimbursement for expenses, please provide the director compensation table required by Item 402(k) of Regulation S-K in future filings or advise.
     Response to Comment/Observation No. 5. In future filings the Company will provide the table specified in Item 402(k) of Regulation S-K as to the director compensation paid.

EXHIBIT A
TRANSCONTINENTAL REALTY INVESTORS, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the Nine Months Ended September 30,2010
(unaudited)
(dollars in thousands)

									Accumulated
									Other
		Comprehensive	Preferred	Common Stock		Treasury	Paid-in	Retained	Comprehensive	Non-Controlling
	Total	Loss	Stock	Shares	Amount	Stock	Capital	Earnings	Income (Loss)	Interest

Balance, December 31, 2009	$245,416	$(82,148)	$1	8,113,669	$81	$—	$262,118	$(34,718)	$—	$17,934
Series C preferred stock dividends (7.0% per year)	(159)	—	—	—	—	—	(159)	—	—	—
Series D preferred stock dividends (8.5% per year)	(638)	—	—	—	—	—	(638)	—	—	—
Net loss	(39,640)	(39,640)	—	—	—	—	—	(39,622)	—	(18)
Sale of controlling interest	22	—	—	—	—	—	—	—	—	22
Distributions to non-controlling interests	(7)	—	—	—	—	—	—	—	—	(7)
Adjustment to non-controlling interests for consolidation	(95)	—	—	—	—	—	—	—	—	(95)
Repurchase of treasury shares	(2)		—	—	—	(2)	—	—	—	—

Balance, September 30, 2010	$204,897	$(121,788)	$1	8,113,669	$81	$(2)	$261,321	$(74,340)	$—	$17,836

     The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT B
TRANSCONTINENTAL REALTY INVESTORS, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	For the Nine Months Ended
	September 30,
	2010	2009
	(dollars in thousands)
Cash Flow From Operating Activities:
Net loss applicable to common shares	$(40,419)	$(54,757)
Adjustments to reconcile net loss applicable to common shares to net cash used in operating activities:
(Gain) loss on sale of land	6,005	(6,296)
Gain on sale of income producing properties	(3,754)	(3,559)
Depreciation and amortization	21,649	22,273
Provision on impairment of notes receivable and real estate assets	—	28,575
Amortization of deferred borrowing costs	1,577	2,892
Earnings due to non-controlling interest	(18)	—
Earnings from unconsolidated subsidiaries and investees	122	199
(Increase) decrease in assets:
Accrued interest receivable	(343)	208
Other assets	8,561	582
Prepaid expense	815	571
Escrow	5,537	9,804
Earnest money	900	(1,328)
Rent receivables	(1,726)	(7,054)
Increase (decrease) in liabilities:
Accrued interest payable	1,239	(3,340)
Affiliate payables	(2,055)	(26,644)
Other liabilities	(4,324)	(1,695)

Net cash used in operating activities	(6,234)	(39,569)

Cash Flow From Investing Activities:
Proceeds from notes receivable ($1,443 in 2010, $3,077 in 2009 from affiliates)	1,443	3,964
Originations of notes receivable ($21,859 in 2010, $0 in 2009 from affiliates)	(22,339)	—
Acquisition of land held for development	(4,937)	(5,946)
Proceeds from sale of income producing properties	146,131	8,000
Proceeds from sale of land	15,674	29,954
Investment in unconsolidated real estate entities	395	11,480
Improvement of land held for development	(1,820)	(2,426)
Improvement of income producing properties	(2,017)	(1,290)
Investment in marketable equity securities	—	2,775
Acquisition of non-controlling interest	—	(136)
Sales of controlling interest	22
Construction and development of new properties	(23,801)	(27,857)

Net cash provided by investing activities	108,751	18,518

Cash Flow From Financing Activities:
Proceeds from notes payable	122,248	38,653
Recurring amortization of principal on notes payable	(9,484)	(11,337)
Payments on maturing notes payable	(115,254)	(12,117)
Debt assumption by buyer	(97,772)	—
Deferred financing costs	(2,876)	1,852
Distributions to non-controlling interests	(7)	—

Net cash provided by (used in) financing activities	(103,145)	17,051

Net decrease in cash and cash equivalents	(628)	(4,000)
Cash and cash equivalents, beginning of period	5,665	5,983

Cash and cash equivalents, end of period	$5,037	$1,983

Supplemental disclosures of cash flow information:
Cash paid for interest	$47,339	$57,383
Cash paid for income taxes, net of refunds	$(48)	$1,728

Schedule of noncash investing and financing activities:
Unrealized loss on marketable securities	$—	$(2,575)
Notes receivable received from affiliate	$21,859	$2,341
Note paydown from right to build sale	$—	$1,500
Acquisition of real estate to satisfy note receivable	$—	$(1,847)
Assigned ownership for debt transfer	$—	$(4,000)
The accompanying notes are an integral part of these consolidated financial statements.